Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the end of the period covered by the most recent Annual Report on Form 10-K of Liberty Media Corporation (the “Registrant”), the following securities of the Registrant were registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) the Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One common stock”) and (2) the Series C Liberty Formula One common stock, par value $0.01 per share (the “Series C Formula One common stock”).

Description of Registrant’s Common Stock

The following description of the Registrant’s Series A Liberty Formula One common stock and Series C Liberty Formula One common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “charter”), which is an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read the charter and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock

The Registrant is authorized to issue up to 1,018,750,000 shares of Liberty Formula One common stock, of which 500 million are designated as Series A Liberty Formula One common stock, 18.75 million are designated as Series B Liberty Formula One common stock, and 500 million are designated as Series C Liberty Formula One common stock.

Dividends and Securities Distributions

The Registrant is permitted to pay dividends on Liberty Formula One common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Formula One Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Formula One Group over the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Formula One common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Formula One Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Formula One common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Formula One common stock.

The Registrant is permitted to make (i) share distributions of (A) Series C Liberty Formula One common stock to holders of all series of Liberty Formula One common stock, on an equal per share basis; and (B) Series A Liberty Formula One common stock to holders of Series A Liberty Formula One common stock and, on an equal per share basis, shares of Series B Liberty Formula One common stock to holders of Series B Liberty Formula One common stock and, on an equal per share basis, shares of Series C Liberty Formula One common stock to holders of Series C Liberty Formula One common stock; and (ii) share distributions of any other class or series of the Registrant’s securities or the securities of any other person to holders of all series of Liberty Formula One common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder

Each share of Series B Liberty Formula One common stock is convertible, at the option of the holder, into one fully paid and non-assessable share of Series A Liberty Formula One common stock. Shares of Series A and Series C Liberty Formula One common stock are not convertible at the option of the holder.

Optional Redemption for Stock of a Subsidiary

The Registrant may redeem outstanding shares of Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities of the Registrant, provided that the board seeks and receives the requisite approval to such redemption of holders of Liberty Formula One common stock entitled to vote thereon, voting together as a separate class.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If the Registrant disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Formula One Group, it is required to choose one of the following alternatives, unless the board obtains approval of the holders of Liberty Formula One common stock not to take such action or the disposition qualifies under a specified exemption (in which case the Registrant will not be required to take any of the following actions):

●	pay a dividend to holders of Liberty Formula One common stock out of the available net proceeds of such disposition; or
●	if there are legally sufficient assets and the Formula One Group Available Dividend Amount (as such term is defined in the charter) would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Formula One Group, redeem all outstanding shares of Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Formula One Group, redeem a portion of the outstanding shares of Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition.

Voting Rights

Holders of Series A Liberty Formula One common stock are entitled to one vote for each share of such stock held of record and holders of Series B Liberty Formula One common stock are entitled to ten votes for each share of such stock held of record on all matters submitted to a vote of stockholders. Holders of Series C Liberty Formula One common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty Formula One common stock will be entitled to 1/100th of a vote for each share of such stock held of record.

The charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is an affirmative vote of the holders of at least 66⅔% of the aggregate voting power of the Registrant’s outstanding voting securities entitled to vote thereon, voting together as a single class.

Liquidation

Upon the Registrant’s liquidation, dissolution or winding up, holders of shares of Liberty Formula One common stock will be entitled to receive in respect of such stock their proportionate interests in the Registrant’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of Liberty Formula One common stock will be entitled to a number of liquidation units as set forth on the statement on file with the Secretary of the Registrant on the effective date of the charter, a copy of which will be furnished by the Registrant, on request and without cost, to any stockholder of the Registrant.

Description of Other Provisions of the Registrant’s Charter

Authorized Share Capital

The Registrant is authorized to issue up to 6,206,102,500 shares of capital stock, which will be divided into the following two classes: (i) 6,156,102,500 shares of common stock (which class is divided into series, including as described above), and (ii) 50,000,000 shares of preferred stock (which class is issuable in series as described below).

Preferred Stock

The charter authorizes the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

●	the designation of the series;
●	the number of authorized shares of the series, which number the board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;
●	the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;
●	the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;
●	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;
●	the voting rights, if any, of the holders of the series;
●	the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and
●	any other relative rights, powers, preferences and limitations of the series.

The Registrant believes that the ability of the board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the board has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant’s stockholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

The charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors on the board will not be less than three and the exact number will be fixed from time to time by a resolution of its board. The members of the board, other than those who may be elected by holders of any preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the current Class I directors expires at the annual meeting of stockholders in 2026. The term of office of the current Class II directors expires at the annual meeting of stockholders in 2027. The term of office of the current Class III directors expires at the annual meeting of stockholders in 2028.

At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter, voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification

The charter provides that, to the fullest extent permitted by Delaware law, the Registrant’s directors are not liable to the Registrant or any of its stockholders for monetary damages for breaches of fiduciary duties as a director. In addition, the Registrant indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of the Registrant or, at the Registrant’s request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. The Registrant will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification..

No Shareowner Action by Written Consent; Special Meetings

The charter provides that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of the Registrant’s preferred stock, special meetings of the Registrant’s stockholders for any purpose or purposes may be called only by its Secretary at the written request of the holders of not less than 66⅔% of the total voting power of the Registrant’s outstanding capital stock entitled to vote thereon or at the request of at least 75% of the members of the board then in office. The Registrant’s bylaws provide that no business other than that stated in the notice of special meeting will be transacted at any special meeting.

Amendments

The charter provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of the Registrant’s outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of the Registrant’s stockholders or (2) which has been approved by at least 75% of the members of its board then in office. The charter further provides that the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of its board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “-Amendments” above, the charter provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:

●	its merger or consolidation with or into any other corporation (including a merger consummated pursuant to Section 251(h) of the DGCL and notwithstanding the exception to a vote of the stockholders for such a merger set forth therein), provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the vote of the Registrant’s stockholders (other than Section 251(h) of the DGCL), or (2) that at least 75% of the members of the board then in office have approved;
●	the sale, lease or exchange of all, or substantially all, of its property or assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of the board then in office have approved; or
●	its dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of the board then in office have approved such dissolution.

Anti-Takeover Statutes and Stockholder Protections

Under Section 203 of the DGCL, a Delaware corporation is prohibited from engaging in a “business combination” with an “interested stockholder” (a stockholder who owns 15% or more of the corporation’s voting stock) for three years following the time that such stockholder became an interested stockholder unless certain exceptions have been met. A Delaware corporation may opt out of Section 203 in its certificate of incorporation or a stockholder approved bylaw. The Registrant has not elected to opt-out of Section 203.